Exhibit 99.1

PDD Holdings Announces Second Quarter 2024 Unaudited Financial Results

DUBLIN and SHANGHAI, August 26, 2024 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights

●	Total revenues in the quarter were RMB97,059.5 million (US$[1]13,355.8 million), an increase of 86% from RMB52,280.7 million in the same quarter of 2023.

●	Operating profit in the quarter was RMB32,564.5 million (US$4,481.0 million), an increase of 156% from RMB12,718.8 million in the same quarter of 2023. Non-GAAP[2] operating profit in the quarter was RMB34,987.3 million (US$4,814.4 million), an increase of 139% from RMB14,609.4 million in the same quarter of 2023.

●	Net income attributable to ordinary shareholders in the quarter was RMB32,009.4 million (US$4,404.6 million), an increase of 144% from RMB13,108.1 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB34,432.1 million (US$4,738.0 million), an increase of 125% from RMB15,269.4 million in the same quarter of 2023.

“While encouraged by the solid progress we made in the past few quarters, we see many challenges ahead,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We are committed to transitioning toward high-quality development and fostering sustainable ecosystem. We will invest heavily in the platform’s trust and safety, support high-quality merchants, and relentlessly improve the merchant ecosystem. We are prepared to accept short-term sacrifices and potential decline in profitability.”

“We are committed to nurturing a healthy and sustainable ecosystem where high-quality merchants thrive,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “We will vigorously support high-quality merchants while firmly tackling low-quality ones, continuously building a healthy and sustainable ecosystem.”

“In the past quarter, our revenue growth rate slowed quarter-on-quarter. Looking ahead, revenue growth will inevitably face pressure due to intensified competition and external challenges,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “Profitability will also likely to be impacted as we continue to invest resolutely.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

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Second Quarter 2024 Unaudited Financial Results

Total revenues were RMB97,059.5 million (US$13,355.8 million), an increase of 86% from RMB52,280.7 million in the same quarter of 2023. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

●	Revenues from online marketing services and others were RMB49,115.9 million (US$6,758.6 million), an increase of 29% from RMB37,932.8 million in the same quarter of 2023.

●	Revenues from transaction services were RMB47,943.7 million (US$6,597.3 million), an increase of 234% from RMB14,347.9 million in the same quarter of 2023.

Total costs of revenues were RMB33,698.1 million (US$4,637.0 million), an increase of 80% from RMB18,689.8 million in the same quarter of 2023. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB30,796.9 million (US$4,237.8 million), an increase of 48% from RMB20,872.2 million in the same quarter of 2023. The increase was primarily due to the increase in sales and marketing expenses.

●	Sales and marketing expenses were RMB26,049.1 million (US$3,584.5 million), an increase of 48% from RMB17,542.2 million in the same quarter of 2023, mainly due to the increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB1,838.6 million (US$253.0 million), an increase of 208% from RMB596.0 million in the same quarter of 2023, primarily due to the increase in staff related costs.

●	Research and development expenses were RMB2,909.2 million (US$400.3 million), compared with RMB2,734.0 million in the same quarter of 2023.

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Operating profit in the quarter was RMB32,564.5 million (US$4,481.0 million), an increase of 156% from RMB12,718.8 million in the same quarter of 2023. Non-GAAP operating profit in the quarter was RMB34,987.3 million (US$4,814.4 million), an increase of 139% from RMB14,609.4 million in the same quarter of 2023.

Net income attributable to ordinary shareholders in the quarter was RMB32,009.4 million (US$4,404.6 million), an increase of 144% from RMB13,108.1 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB34,432.1 million (US$4,738.0 million), an increase of 125% from RMB15,269.4 million in the same quarter of 2023.

Basic earnings per ADS was RMB23.14 (US$3.18) and diluted earnings per ADS was RMB21.61 (US$2.97), compared with basic earnings per ADS of RMB9.64 and diluted earnings per ADS of RMB9.00 in the same quarter of 2023. Non-GAAP diluted earnings per ADS was RMB23.24 (US$3.20), compared with RMB10.47 in the same quarter of 2023.

Net cash generated from operating activities was RMB43,792.6 million (US$6,026.1 million), compared with RMB23,396.0 million in the same quarter of 2023, mainly due to the increase in net income.

Cash, cash equivalents and short-term investments were RMB284.9 billion (US$39.2 billion) as of June 30, 2024, compared with RMB217.2 billion as of December 31, 2023.

Other non-current assets were RMB67.8 billion (US$9.3 billion) as of June 30, 2024, compared with RMB48.0 billion as of December 31, 2023, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

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Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on August 26, 2024 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

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Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	59,794,469	56,756,329	7,809,931
Restricted cash	61,985,436	59,360,600	8,168,290
Receivables from online payment platforms	3,914,117	5,491,131	755,605
Short-term investments	157,415,365	228,170,850	31,397,354
Amounts due from related parties	7,428,070	5,989,411	824,170
Prepayments and other current assets	4,213,015	3,957,931	544,629
Total current assets	294,750,472	359,726,252	49,499,979

Non-current assets
Property, equipment and software, net	979,597	863,494	118,821
Intangible assets	21,148	21,056	2,897
Right-of-use assets	4,104,889	4,237,670	583,123
Deferred tax assets	270,738	76,625	10,544
Other non-current assets	47,951,276	67,819,245	9,332,239
Total non-current assets	53,327,648	73,018,090	10,047,624

Total Assets	348,078,120	432,744,342	59,547,603

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,238,776	1,152,007	158,521
Customer advances and deferred revenues	2,144,610	2,413,577	332,119
Payable to merchants	74,997,252	78,707,764	10,830,549
Accrued expenses and other liabilities	55,351,399	68,735,001	9,458,252
Merchant deposits	16,878,746	17,958,628	2,471,189
Convertible bonds, current portion	648,570	249	34
Lease liabilities	1,641,548	1,865,878	256,753
Total current liabilities	152,900,901	170,833,104	23,507,417

Non-current liabilities
Convertible bonds	5,231,523	5,264,097	724,364
Lease liabilities	2,644,260	2,634,862	362,569
Deferred tax liabilities	59,829	34,061	4,687
Total non-current liabilities	7,935,612	7,933,020	1,091,620

Total Liabilities	160,836,513	178,766,124	24,599,037

Shareholders’ equity
Ordinary shares	177	179	25
Additional paid-in capital	107,293,091	112,946,397	15,541,941
Statutory reserves	105,982	105,982	14,584
Accumulated other comprehensive income	4,723,760	5,799,882	798,090
Retained earnings	75,118,597	135,125,778	18,593,926
Total Shareholders’ Equity	187,241,607	253,978,218	34,948,566

Total Liabilities and Shareholders’ Equity	348,078,120	432,744,342	59,547,603

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	52,280,748	97,059,531	13,355,836	89,917,798	183,871,590	25,301,573
Costs of revenues	(18,689,787)	(33,698,098)	(4,637,013)	(29,815,072)	(66,392,784)	(9,135,951)

Sales and marketing expenses	(17,542,209)	(26,049,137)	(3,584,481)	(33,801,897)	(49,459,792)	(6,805,894)
General and administrative expenses	(596,033)	(1,838,550)	(252,993)	(1,412,435)	(3,661,995)	(503,907)
Research and development expenses	(2,733,964)	(2,909,210)	(400,321)	(5,240,621)	(5,818,830)	(800,698)
Total operating expenses	(20,872,206)	(30,796,897)	(4,237,795)	(40,454,953)	(58,940,617)	(8,110,499)

Operating profit	12,718,755	32,564,536	4,481,028	19,647,773	58,538,189	8,055,123

Interest and investment income, net	2,287,741	4,855,592	668,152	3,751,340	9,904,181	1,362,861
Interest expenses	(11,937)	-	-	(23,624)	-	-
Foreign exchange gain	155,717	60,165	8,279	139,680	274,683	37,798
Other income, net	1,106,471	493,258	67,875	2,333,991	2,374,506	326,742

Profit before income tax and share of results of equity investees	16,256,747	37,973,551	5,225,334	25,849,160	71,091,559	9,782,524
Share of results of equity investees	9,781	(49,583)	(6,823)	116,170	(102,013)	(14,037)
Income tax expenses	(3,158,442)	(5,914,613)	(813,878)	(4,756,217)	(10,982,365)	(1,511,224)
Net income	13,108,086	32,009,355	4,404,633	21,209,113	60,007,181	8,257,263

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	13,108,086	32,009,355	4,404,633	21,209,113	60,007,181	8,257,263
Net income attributable to ordinary shareholders	13,108,086	32,009,355	4,404,633	21,209,113	60,007,181	8,257,263

Earnings per ordinary share:
-Basic	2.41	5.78	0.80	3.96	10.87	1.50
-Diluted	2.25	5.40	0.74	3.63	10.14	1.40

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	9.64	23.14	3.18	15.82	43.47	5.98
-Diluted	9.00	21.61	2.97	14.53	40.57	5.58

Weighted-average number of outstanding ordinary shares (in thousands):
-Basic	5,438,394	5,533,796	5,533,796	5,360,987	5,521,739	5,521,739
-Diluted	5,833,348	5,925,659	5,925,659	5,845,398	5,916,670	5,916,670

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PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	37,932,831	49,115,866	6,758,568	65,177,257	91,572,109	12,600,742
- Transaction services	14,347,917	47,943,665	6,597,268	24,740,541	92,299,481	12,700,831
Total	52,280,748	97,059,531	13,355,836	89,917,798	183,871,590	25,301,573

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PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	28,276	37,706	5,189	65,644	55,220	7,599
Sales and marketing expenses	989,326	637,997	87,791	1,478,099	1,310,372	180,313
General and administrative expenses	225,799	1,244,961	171,312	703,861	2,496,729	343,561
Research and development expenses	647,228	502,098	69,091	1,176,427	1,138,983	156,729
Total	1,890,629	2,422,762	333,383	3,424,031	5,001,304	688,202

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	23,395,981	43,792,640	6,026,068	24,734,003	64,859,819	8,925,008
Net cash used in investing activities	(11,519,860)	(42,622,100)	(5,864,996)	(34,140,107)	(70,912,221)	(9,757,846)
Net cash generated from financing activities	7,233	728	100	7,286	758	104
Effect of exchange rate changes on cash, cash equivalents and restricted cash	881,105	240,744	33,127	532,860	388,668	53,482

Increase/(decrease) in cash, cash equivalents and restricted cash	12,764,459	1,412,012	194,299	(8,865,958)	(5,662,976)	(779,252)
Cash, cash equivalents and restricted cash at beginning of period	70,670,000	114,704,917	15,783,922	92,300,417	121,779,905	16,757,473
Cash, cash equivalents and restricted cash at end of period	83,434,459	116,116,929	15,978,221	83,434,459	116,116,929	15,978,221

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PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	12,718,755	32,564,536	4,481,028	19,647,773	58,538,189	8,055,123
Add: Share-based compensation expenses	1,890,629	2,422,762	333,383	3,424,031	5,001,304	688,202
Non-GAAP operating profit	14,609,384	34,987,298	4,814,411	23,071,804	63,539,493	8,743,325

Net income attributable to ordinary shareholders	13,108,086	32,009,355	4,404,633	21,209,113	60,007,181	8,257,263
Add: Share-based compensation expenses	1,890,629	2,422,762	333,383	3,424,031	5,001,304	688,202
Add: Interest expenses related to convertible bonds’ amortization to face value	11,937	-	-	23,624	-	-
Add: Loss from fair value change of certain investments	258,704	17	2	738,980	25,454	3,503
Non-GAAP net income attributable to ordinary shareholders	15,269,356	34,432,134	4,738,018	25,395,748	65,033,939	8,948,968

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,833,348	5,925,659	5,925,659	5,845,398	5,916,670	5,916,670

Diluted earnings per ordinary share	2.25	5.40	0.74	3.63	10.14	1.40
Add: Non-GAAP adjustments to earnings per ordinary share	0.37	0.41	0.06	0.71	0.85	0.11

Non-GAAP diluted earnings per ordinary share	2.62	5.81	0.80	4.34	10.99	1.51
Non-GAAP diluted earnings per ADS	10.47	23.24	3.20	17.38	43.97	6.04

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